

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 26, 2009

Deborah J. Long, Esq.
Senior Vice President, Secretary and General Counsel
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

>   **Re: Protective Life Insurance Company**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed January 14, 2009**
>   **File No. 333-155707**

Dear Ms. Long:

We have reviewed your responses to the comments in our letter dated December 24, 2008 and have the following additional comments.

Registration Statement on Form S-3

<u>General</u>

1. Please revise the second paragraph on page 24 of the base to clarify that the tax and relevant considerations will be described in the supplement only. This material is not suitable for pricing supplements.

2. We agree with your response to previous comment number 7 that it is common market practice for S-3 registrants which are operating companies to provide for specific use of proceeds in supplements. We do not understand any scenario whereby the proceeds in this funding transaction would not be used to purchase funding agreements from Protective Life, and in which Protective Life does not use the sale of those assets to purchase investment assets designed to generate amounts to pay off the funding agreements and thus provide funds to pay amounts due in relation to these securities. Either delete the ninth bullet on page S-15 or tell us why it is not necessary.

<u>Base Prospectus</u>

<u>General</u>

3. We note your response to our prior comment 9 and reissue. There are a number of places throughout the base prospectus, particularly on pages 6, 37, 42, and 43, where you indicate that the "summary is not complete." However, these are or should be complete summaries. A summary is a summary, not a complete substitute for the information it summarizes, as your text makes clear. Please revise to clarify.

<u>Description of the Notes, page 23</u>

4. We note your response to our prior comment 11 and reissue. Please revise your disclosure in the penultimate sentence of the second paragraph to clarify your obligation to summarize *material* terms of material agreements in your prospectus.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (212) 521-7334</u>
Matthew Kaplan
Debevoise & Plimpton LLP